UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2025

Kent B. Wilson
Chief Executive Officer
BrooQLy Inc.
3753 Plaza Dr.
Ann Arbor, MI 48108

Re: BrooQLy Inc.
Registration Statement on Form S-1
Filed August 20, 2025
File No. 333-289720

Dear Kent B. Wilson:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 6

1. Your prospectus summary should provide a balanced discussion of your business. Therefore, please amend your summary to include disclosure that you have not yet generated any revenue from your UAVs and Drone-related sales and services and that you are still in the process of developing and testing your technology. Also, disclose here that the company's independent auditors have raised doubt about the company's ability to continue as a going concern.

Recent Developments, page 8

2. Please file the following agreements as exhibits to this registration statement or explain why you are not required to do so:
   - Memorandum of Understanding with Drops Smart Hubs;
   - Memorandum of Understanding between Dynamic Deliveries and Noon

Fulfillment; and

- Financial advisor agreement with A.G.P./Alliance Global Partners.

Business
Market Opportunity, page 54

3. We note references to a report by Mordor Intelligence. Please advise whether you commissioned the report by Mordor Intelligence and if so, please revise to file a consent as required by Rule 436 of the Securities Act.

Properties, page 62

4. Please disclose whether you own or lease your headquarters and aerospace assembly facility. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 63

5. Considering the significance of the acquired businesses to your results of operations, tell us how you considered also including a discussion of your results of operations based upon pro forma information of the combined entities.

Liquidity and Capital Resources, page 65

6. Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Executive Compensation, page 72

7. Please revise to include the executive compensation for each of the named executive officers for the last two completed fiscal years. See Item 402 of Regulation S-K.

Management
Compensation of Directors, page 73

8. We note the references in this section to employment agreements with your named executive officers. Please file these agreements as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 76

9. We note that as of June 30, 2025, the Company owed $60,523 to the Chief Executive Officer, Kent Wilson, and $43,980 to its Chief Operating Officer, Jeffrey Hail. Please disclose these transactions in this section or advise. Refer to Item 404(d) of Regulation S-K.

Financial Statements for the Six Months Ended June 30, 2025
Notes to the Financial Statements
Note 4 - Business Combinations, page F-21

10. It appears that the Share Purchase Agreement, described on page F-13, and the Asset Purchase Agreements were entered into around the same time and in contemplation of each other. Tell us how you considered all the factors in ASC 805-10-55-12 and 55-13 in determining that BrooQLy Inc. is the accounting acquirer with respect to these acquisitions. Please ensure you address the following in your response:

- How you considered that the former shareholders of BrooQLy Inc. do not have any ownership interest in the post combination company.

- How you considered that the members of Aerospace Capital Partners, LLC (ACP) (the controlling shareholder of the post combination company) were shareholders of Alpine 4 Holdings, Inc., (the owner of the acquired businesses).

- How you considered that the senior management of the post combination company are former executives of Alpine 4 Holdings, Inc.

11. Your disclosures indicate that the fair value of your common stock issued in connection with the acquisitions was determined based on the closing price on the transaction date of April 1, 2025. Clarify if there was a quoted market for your shares and whether they were actively traded on an exchange as of the transaction date. Clarify how you consider the closing price to be a reasonable fair value of your shares.

12. With respect to the Vayu APU, the sum of the fair value of the identifiable assets acquired and liabilities assumed ($1,079,879) and the goodwill recognized ($1,984,288) does not agree to the fair value of the consideration paid ($2,974,167). Please revise your disclosures to explain the difference.

Unaudited Pro Forma Consolidated Financial Information, page F-58

13. Please revise your pro forma financial information to include the most recent annual and year-to-date interim periods consistent with periods presented for BrooQly. Please note that a pro forma balance sheet is not required since the transaction is already reflected in your balance sheet. Refer to Rule 11-02(c) of Regulation S-X,

Unaudited Pro Forma Statement of Operations or the Year Ended December 31, 2024, page F-61

14. Please clarify why you have not reflected amortization expense related to the acquired intangible assets in your pro forma statement of operations, assuming the acquisition had occurred on January 1, 2024. The same comment applies to your Pro Forma Statement of Operations for the Three Months Ended March 31, 2025. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. In addition, in tabular form, show how the purchase price was allocated separately for each acquisition. Describe in detail all intangibles acquired including providing estimated useful lives.

15. The total of the BrooQly, Inc. net loss and the Combined Entities net loss does not agree to the Pro Forma Consolidated Net Loss. Please revise.

<u>Signatures, page II-7</u>

16. Your registration statement must be signed by your chief financial officer and your chief accounting officer or controller. Please refer to Instruction 1 to the Signatures section of Form S-1. To the extent an individual performs more than one role, please indicate so in the titles by their respective signature.

<u>General</u>

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Park Lloyd